Exhibit 99.1

Press Release

Carlisle Holdings Limited

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

YEAR ENDED MARCH 31, 2004

Belize City, Belize, May 14, 2004—Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $291.1m (2003—$278.5m) and net income of $15.0m (2003—$9.9m) for the quarter ended March 31, 2004, the fourth quarter of fiscal 2004. Diluted earnings per share for the quarter ended March 31, 2004 was $0.25 (2003—$0.17), which included the contribution from discontinued operations.

For the year ended March 31, 2004, revenue was $1,126.4m (2003—$1,139.5m) and net income was $45.2m (2003—$36.2m). Diluted earnings per share for the year ended March 31, 2004 was $0.75 (2003—$0.61).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“Looking at the full year performance, we are pleased with the progress made. OneSource is operating as a substantially more efficient business and achieved a respectable growth rate in a tough environment. UK Facilities Services underperformed but is seeing slight improvement in the current quarter.

“The Staffing Services division continues to focus on its specialist markets. The recent acquisition of Professional Staff is consistent with this focused approach and specifically provides us with a further presence in the Telecoms/Technology and Scientific sectors. We are pleased with our success in winning managed human resources contracts and continue to develop this activity.

“The management teams in all divisions performed well during the past year on new business development, customer retention and cost control. We are committed to growing our businesses and further improving productivity in the year ahead.”

Fourth Quarter Operational Review

Facilities Services

The Facilities Services division reported operating income for the quarter ended March 31, 2004 of $1.8m (2003—$1.5m) on revenues of $229.2m (2003—$223.3m). Operating income for the year ended March 31, 2004 amounted to $7.0m (2003—$2.6m) on revenues of $904.4m (2003—$917.2m).

OneSource met expectations for the fourth quarter. Strong customer retention, new business development in key markets, and successes in competitive re-bid situations resulted in a 3 percent organic sales growth rate for the year.

UK Facilities Services results showed marginal improvement over the third quarter but remained behind plan for the fiscal year ended March 31, 2004. Major contract gains, mainly in the retail sector, have been acheived in the fourth quarter and the full benefit will be realized in future quarters.

Management remains focused on the basics of the business. Ongoing initiatives to continue to create efficiencies are in place to support the Division’s ability to provide quality facility services at competitive rates.

Staffing Services

Carlisle Staffing Services reported revenue of $61.9m for the quarter ended March 31, 2004 (2003—$55.2m), in a continuing challenging market for overall jobs growth. Operating income for the quarter ended March 31, 2004 amounted to $0.5m (2003—$1.7m). Operating income for the year ended March 31, 2004 amounted to $3.7m (2003—$9.5m) on revenues of $222.0m (2003—$222.3m).

Quarter on quarter revenue growth mainly reflects contributions from significant managed resourcing contracts with Warner Bros., KPMG and Luton Borough Council. A contract has also been renewed in this area with the Financial Services Authority (FSA). While investment in staff and services in the early stages of these contracts has reduced margins, these are all multi-year contracts which are expected to contribute to growth for several years.

The Division’s position in the defined specialist markets remains strong and some pickup in sales activity is being seen from previous levels. The recent acquisition of Professional Staff provides expertise and growth opportunities in the distinct sectors of science, telecommunications and interim management.

The Division continues to run an efficient organizational structure with focus on improving productivity ratios. Growth in the general market for staffing services is expected to remain challenging in the near term but the Division is well positioned to pursue opportunities in specialist market sectors.

Financial Services

Financial Services reported a strong performance for the quarter ended March 31, 2004. Operating income for the quarter amounted to $8.4m (2003—$8.2m, which included a non-recurring gain of $1.2m). For the fiscal year, underlying operating income increased by 9 percent to $29.9m (2003—$29.0m, which included a non-recurring gain of $1.5m). The results reflect a 7 percent increase in net interest income driven principally by an increase in the average interest bearing assets of the Belize Bank together with continued tight control of costs.

Belize Telecommunications

The Company completed the sale of its 52.46% holding in Belize Telecommunications Limited (“BTL”) in early February 2004 and this business is therefore classified as a discontinued operation. The net income from the investment in BTL for the quarter ended March 31, 2004 represents principally the net gain realized on the disposal .

Associates

The income from associates in the quarter ended March 31, 2004, arises from the investment in NUMAR and amounted to $1.1m (2003—$0.9m). The business continues to benefit from stabilization in the world market for edible oils.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport and Public Sector). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services, Scientific and Telecoms/Technology and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of over 7,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group 770-308-5566	Makinson Cowell 212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended March 31, 2004	3 months ended March 31, 2003	12 months ended March 31, 2004	12 months ended March 31, 2003
Net sales
Facilities Services	229.2	223.3	904.4	917.2
Staffing Services	61.9	55.2	222.0	222.3

Total net sales	291.1	278.5	1,126.4	1,139.5

Operating income
Facilities Services	1.8	1.5	7.0	2.6
Staffing Services	0.5	1.7	3.7	9.5
Financial Services	8.4	8.2	29.9	29.0
Corporate overheads	(1.4)	(1.5)	(4.7)	(6.5)

Total operating income	9.3	9.9	35.9	34.6

Associates	1.1	0.9	4.2	4.9
Net interest income (expense)	0.1	(0.8)	(2.5)	(5.6)

Income before income taxes	10.5	10.0	37.6	33.9
Income taxes	(0.4)	—	(0.9)	(1.6)

Income after income taxes	10.1	10.0	36.7	32.3
Minority interests	(0.4)	(0.2)	(1.2)	(1.0)

Income from continuing operations	9.7	9.8	35.5	31.3
Income from discontinued operations	5.3	0.1	9.7	4.9

Net income	15.0	9.9	45.2	36.2

Earnings per ordinary share:
Basic:
Continuing operations	$0.16	$0.17	$0.60	$0.53
Discontinued operations	$0.09	—	$0.16	$0.08
Net income	$0.25	$0.17	$0.76	$0.61

Diluted:
Continuing operations	$0.16	$0.17	$0.59	$0.53
Discontinued operations	$0.09	—	$0.16	$0.08
Net income	$0.25	$0.17	$0.75	$0.61

Number of shares—basic	59.6m	59.3m	59.5m	59.2m
Number of shares—diluted	60.1m	59.3m	59.9m	59.2m

- Ends -